March 17, 2009

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kreisler Manufacturing Corp.
Form 10-K for the year ended June 30, 2008
Filed September 29, 2008
File No. 0-04036

Dear Ms. Cvrkel:

Kreisler Manufacturing Corporation (the “Company”) submits the following responses to comments raised in your letter to the Company, dated February 24, 2009. In order to facilitate your review, each of the staff’s comments to which a response is required is followed by the Company’s response below.

Liquidity and Capital Resources – UTC MOU, page 17

Note A – Revenue Recognition, page 27

1.	From Note A in the consolidated financial statements, we note that beginning on January 1, 2008 you began recognizing into net sales amounts from deferred sales associated with the advance payments provided by United Technologies Corp (“UTC”) and to be applied against future deliveries of F119 engine components under terms of the Memorandum of Understanding (“MOU”). In this regard, as of the fiscal year ended June 30, 2008, we note you had received $1.5 million of the total $2 million of advance payments to be provided by UTC and you recognized $740,000 into net sales.

From your disclosure in the last sentence in the UTC MOU section on page 17, it appears that your revenue recognition policy that recognized some amounts of the advanced payments into net sales beginning on January 1, 2008 resulted from the

Linda Cvrkel

March 17, 2009

MOU becoming binding on both parties since a long-term agreement had not been entered into by December 31, 2007. As such, it is unclear whether you recognized any of these advance payments as revenues (net sales) before delivery of the F119 engine components. In this regard, it appears that the earnings process is not complete until you deliver the related components and perform the necessary services that UTC is entitled under the MOU. In addition, your disclosure also provides that if you are unable to deliver components to UTC, they will be permitted to recover amounts of the $2 million of advance payment. Although these payments may be refundable under certain conditions, our guidance in Staff Accounting Bulletin 104 (Topic 13.A.3.f) provides that even nonrefundable up-front fees would not be appropriate to recognize as revenues until discrete events occur where one exchanges products delivered or performs services that represent the culmination of a separate earnings process. The guidance in Question 1 in this SAB Topic further provides that advance payments for future products / services performed are essential to the customer receiving the expected benefit of the up-front payment. It is unclear whether amounts of these advance payments were recognized into net sales prior to this criteria outlined in SAB 104. Please consider the guidance in SAB 104 (Topic 13.A.3.f) and revise our consolidated financial statements if revenue recognition was not appropriate under the circumstance. In the event that the amounts recognized into net sales resulted from the culmination of a separate earnings process through the delivery of F119 engine components without any significant further obligation by you, please clarify and expand note A (Revenue Recognition) to your consolidated financial statements to specifically describe how the earnings process has been met and revenue recognition is appropriate for the advance payments recognized into net sales. Please advise and revise, accordingly.

Response:

In accordance with our revenue recognition policy, we recognize revenue at the time a product is physically shipped to a customer. In the case of the UTC MOU, revenue recognition of the advance payments under the MOU to net sales occurred when (i) the MOU became binding on both parties, (ii) lower selling unit prices of F119 engine components became effective and (iii) an F119 engine component was shipped by Kreisler Industrial to UTC.

To improve clarity, we have expanded and modified our discussion and description of our revenue recognition policies in both Note A of the consolidated financial statements and our discussion of the UTC MOU in the liquidity and capital resources sub-section. These changes, which are underlined below, will be made in our annual and quarterly reports on Form 10-K or 10-Q, as applicable, that we will file with Securities and Exchange Commission (the “Commission”) in the future starting with the Form 10-Q for the fiscal quarter ending March 31, 2009.

Linda Cvrkel

March 17, 2009

Revenue Recognition

Revenue from the sale of products is recognized at the time title, risks and rewards of ownership pass to the customer. This is typically when the products are shipped per the customers’ instructions, the sales price is fixed and determinable, and collections are reasonably assured. In those instances in which customer quality and product acceptance are performed at the customer’s location, we have a high degree of certainty, based on historical performance, that the product will be accepted by the customer, and therefore revenue is recognized prior to formal client acceptance. Our manufacturing cycle time is typically between two and four weeks.

Kreisler Industrial entered into a Memorandum of Understanding (the “MOU”) with United Technologies Corporation (“UTC”) for the delivery of F119 engine components. Under the MOU, UTC agreed to provide a $2,000,000 advance payment against future deliveries of F119 engine components, subject to certain conditions. As of June 30, 2008, Kreisler Industrial received $1,500,000 in advance payments, including $500,000 received at June 30, 2007 and $500,000 recorded in other current assets on the balance sheet at June 30, 2008. Prior to January 1, 2008, we deferred recognizing net sales from these advance payments. Starting from January 1, 2008, we began to recognize to net sales the advance payment amounts for those F119 engine components covered by the UTC MOU. Revenue recognition of these components occurs only at the time we physically ship an F119 engine component from Kreisler Industrial to UTC. The amount of the advance payments recognized to net sales is calculated as the difference between the baseline selling unit price and the actual selling unit price of the F119 engine components covered under the MOU multiplied by the shipment quantity. The baseline selling unit price is defined as the price in effect prior to any discounts agreed to in the MOU. The actual selling unit price is defined as the price in effect after any discounts agreed to in the MOU, which became effective January 1, 2008. For the year ended June 30, 2008, such advance payments recognized to net sales totaled $740,000.

Liquidity and Capital Resources

UTC MOU

On April 20, 2007, Kreisler Industrial entered into the MOU with UTC for the delivery of F119 engine components. The estimated 2008 to 2010 sales value of components included in the MOU is approximately $12,000,000. The F119 engine is the sole source engine used on the F-22 Raptor aircraft. Under the MOU, UTC is obligated to provide $2,000,000 of advance payments against future deliveries of F119 engine components from Kreisler Industrial. As of June 30, 2008, we received $1,500,000 (with $500,000 of that amount received at June 30, 2007) of the expected $2,000,000 of advance payments. The customer paid the remaining $500,000 in September 2008. We have used or expect to use the $2,000,000 advance payment to increase our global production capacity and capabilities, including equipment, working capital and productivity enhancements, of aircraft engine components.

Pursuant to the MOU, Kreisler Industrial lowered current unit prices, starting January 1, 2008, in order to provide UTC with $1,000,000 in incremental cost savings over the three-year term of the agreement. In addition, component-selling prices under the MOU may be adjusted, either up or down, based on increases or decreases in the market prices paid by Kreisler Industrial for raw materials, castings, forgings and proprietary fittings. Other summary material terms of the MOU are as follows:

•	Three year agreement from January 1, 2008 through December 31, 2010; and

Linda Cvrkel

March 17, 2009

•

If Kreisler Industrial is unable to deliver components to UTC due to financial difficulties or quality discrepancies solely attributable to Kreisler Industrial, UTC can recover any remaining portion of the $2,000,000 of advance payment along with the incremental cost savings of $1,000,000.

Because Kreisler Industrial and UTC did not enter into the long-term agreement by December 31, 2007, the MOU became binding on both parties. In accordance with the MOU, our baseline selling unit prices, which were in effect through December 31, 2007, were reduced to actual selling unit price as of January 1, 2008. The baseline selling unit price is defined as the price in effect prior to any discounts agreed to in the MOU. The actual selling unit price is defined as the price in effect after any discounts agreed to in the MOU. Starting from January 1, 2008, we began to recognize to net sales the advance payment amounts for those F119 engine components covered by the MOU. Revenue recognition of these components occurs only at the time we physically ship an F119 engine component from Kreisler Industrial to UTC. The advance payment recognized to net sales is calculated as the difference between the baseline selling unit price and the actual selling unit price of the F119 engine components covered under the MOU multiplied by the shipment quantity. We expect to enter into a long-term agreement with UTC and currently expect such negotiations to be completed by June 30, 2009.

Note E – Income Taxes, page 33

2.	We note that your international operations have incurred net losses while your U.S. operations have generated net earnings in both fiscal years. In view of the significant variance in operating results between your foreign and domestic activities, we believe that your MD&A would be enhanced to also include a separate section discussing and comparing these geographic areas as you manage your business principally on this manner from your segment information aligned in this way. Among other disclosures that may be necessary in your MD&A, please describe the reasons, quantified as appropriate, for the significant variance in operating results between your international and U.S. activities. Your disclosure should also discuss any plans to alleviate the operating losses and generating operating profits for your international activities. In addition, please also include any material trends, commitments, cash requirements, and liquidity and capital resources conditions that materially impact this foreign geographic area. Please revise accordingly.

Response:

We propose to add the following sub-section to our MD&A to provide geographic-specific focus in our annual and quarterly reports on Form 10-K or 10-Q, as applicable, that we will file with Commission in the future starting with the Form 10-Q for the fiscal quarter ending March 31, 2009.

This sub-section is based on our results for the fiscal years ended June 30, 2008 and 2007 and it will be modified, as appropriate, to take into account relevant conditions affecting each geographic area’s operating position or perspective during the period covered by the applicable Form 10-K or Form 10-Q.

Linda Cvrkel

March 17, 2009

Geographic Area Results Discussion

We manage our business based principally upon geographic areas. Although we attribute our net sales to geographic areas based on the location of the assets producing the sales, our Polish operation primarily manufactures precision-machined detail components for use in assemblies produced and sold by our United States (“U.S.”) operations. Our U.S. operations account for approximately 98% of the Company’s consolidated net sales. Financial information related to our operations in these geographic areas is provided in Note I of the Notes to the Consolidated Financial Statements.

United States

Our fiscal 2008 net sales from U.S. operations increased $5,156,000, or 22%, to $28,933,000 compared to fiscal 2007 net sales of $23,777,000. This increase was primarily attributable to increased sales for components used in the F119 and F100 military aircraft engines as well as Siemens 501F industrial gas turbine components. Our fiscal 2008 operating income of $3,341,000 increased $47,000, or 1%, compared to fiscal 2007 operating income of $3,294,000. Our operating income was negatively affected by competitive pricing pressure, increased raw material costs, higher employee-related costs and increases in certain selling, general and administrative expense.

Our investment in U.S. capital equipment during fiscal 2008 totaled $214,000 compared to $184,000 during fiscal 2007 and was sufficient to support U.S. operational requirements during fiscal 2008. During the next 12 months, capital expenditures are expected to total approximately $300,000 related to the implementation of new information systems.

Poland

Our fiscal 2008 net sales from our Polish operations increased $271,000, or 361%, to $346,000 compared to fiscal 2007 net sales of $75,000. This net sales increase was primarily attributable to increased sales for machined components used in a variety of aircraft engine applications. Our fiscal 2008 operating loss of $128,000 was $27,000, or 17%, lower than fiscal 2007 operating loss of $155,000. The weakness of the U.S. dollar negatively affected our Polish operations and resulted in a foreign currency exchange adjustment of $(219,000) in fiscal 2008 compared to $(71,000) in fiscal 2007. This increase in the foreign currency exchange adjustment of $148,000, or 208%, was primarily attributable to the fact that the majority of our Polish operations sales are U.S. dollar denominated.

While our $344,000 investment in capital equipment in Poland slowed during fiscal 2008 ($336,000 in capital equipment purchases and $457,000 in capital equipment deposits, offset by the receipt of $449,000 under the Additional Project Funding Contract) compared to $1,270,000 in fiscal 2007, we anticipate that Poland will continue to receive the majority of our capital equipment investment. We intend to expand our tube and pipe aerospace component manufacturing capabilities in Poland in support of the production of such components for Kreisler Industrial and unaffiliated customers. The sources for these capital investments of

Linda Cvrkel

March 17, 2009

approximately $700,000 during the 12 months ending June 30, 2009 are expected to come from operating cash flow, cash on-hand, special funding programs (as available) and external financing sources such as bank debt and lines of credit. We believe that these investments will enable us to increase sales and improve the operating results of our Polish operations.

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at 201-791-0700 extension 222.

Sincerely,

/s/ Edward A. Stern
Edward A. Stern
Chief Financial Officer

cc:	Effie Simpson
Joe Foti
Michael D. Stern, Chief Executive Officer